

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Chamath Palihapitiya
Chief Executive Officer
Social Capital Hedosophia Holdings Corp. V
317 University Ave, Suite 200
Palo Alto, CA 94301

> **Re: Social Capital Hedosophia Holdings Corp. V**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed February 10, 2021**
> **File No. 333-252009**

Dear Mr. Palihapitiya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers for Shareholders of SCH
What are the key terms of the SoFi Technologies Series 1 Preferred Stock, page xvi

1. Refer to your response to comment 2. Please reconcile your disclosure that each holder of the SoFi Technologies Series 1 Preferred Stock is entitled to vote on each matter submitted to a vote of holders of SoFi Technologies common stock at one vote per share with your disclosure that the holders of SoFi Technologies Series 1 Preferred Stock have no voting power and no right to vote on any matter except as expressly provided by the Proposed Certificate of Incorporation or to the extent required by the DGCL. In addition, please disclose the amount of accrued but unpaid dividends that the holders of SoFi

Technologies Series 1 Preferred Stock will receive upon the closing of the Business Combination.

Summary of the Proxy Statement/Prospectus
Related Agreements
Shareholders' Agreement, page 7

2.   Refer to your response to comment 7. Please disclose the percentage of the combined beneficial ownership that SoftBank Investors, Renren SF Holdings Inc. and their affiliates will hold following the Business Combination and the Repurchase.

Information about SoFi
SoFi Invest, page 207

3.   Please revise here, or elsewhere as appropriate, to address how the current and any future brokerage and cryptocurrency activities within SoFi Invest will be impacted as a result of the January 2021 Apex transaction.

You may contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Howard L. Ellin